SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              __________

                             SCHEDULE 13D
                            (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)

                            (Amendment No. 2)

                    Impac Commercial Holdings, Inc.
                           (Name of Issuer)

                     Common Stock $0.01 par value
                    (Title of Class of Securities)

                              44968J 10 6
                            (CUSIP Number)

                           Daniel K. Osborne
           Executive Vice President, Chief Operating Officer
                      and Chief Financial Officer
                      Apex Mortgage Capital, Inc.
                865 South Figueroa Street, Suite, 1800
                    Los Angeles, California  90017
                            (213) 244-0000
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          September 17, 1999
                 (Date of Event Which Requires Filing
                          of This Statement)

      If the filing person has previously filed a statement onSchedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
                13d-7(b) for other parties to whom copies are to be sent.

                    (Continued on following pages)
                         (Page 1 of 7 Pages)

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CUSIP No. 44968J 10 6           13D                  Page 2 of 7
Pages

1   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON (ENTITIES ONLY)
    Apex Mortgage Capital, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ x ]
                                                       (b)[   ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Maryland

    NUMBER OF         7    SOLE VOTING POWER
                           0
     SHARES
                      8    SHARED VOTING POWER
    BENEFICIALLY           627,300

     OWNED BY         9    SOLE DISPOSITIVE POWER
                           0
     EACH REPORTING
       PERSON        10   SHARED DISPOSITIVE POWER
        WITH              627,300

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    627,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                     [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%

14  TYPE OF REPORTING PERSON*
    CO

CUSIP No. 44968J 10 6           13D                  Page 3 of 7
Pages

1   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON (ENTITIES ONLY)
    The TCW Group, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ x ]
                                                       (b)[  ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                        [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Nevada

    NUMBER OF         7    SOLE VOTING POWER
                           0
     SHARES
                      8    SHARED VOTING POWER
    BENEFICIALLY           627,300

     OWNED BY         9    SOLE DISPOSITIVE POWER
                           0
     EACH REPORTING
       PERSON        10   SHARED DISPOSITIVE POWER
        WITH              627,300

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    627,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%

14  TYPE OF REPORTING PERSON*
    HC, CO

CUSIP No. 44968J 10 6           13D                  Page 4 of 7
Pages


1   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON (ENTITIES ONLY)
    Robert A. Day

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[   ]
                                                       (b)[ x ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

    NUMBER OF         7    SOLE VOTING POWER
                           627,300
     SHARES
                      8    SHARED VOTING POWER
    BENEFICIALLY           0

     OWNED BY         9    SOLE DISPOSITIVE POWER
                           627,300
     EACH REPORTING
       PERSON        10   SHARED DISPOSITIVE POWER
        WITH              0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    627,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                        [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5%

14  TYPE OF REPORTING PERSON*
    IN, HC

AMENDMENT NO. 2 TO SCHEDULE 13D

Reference is made to the Schedule 13D originally filed on September 7, 1999, as amended by Amendment No. 1 thereto filed on September 8, 1999, by Apex Mortgage Capital, Inc., a Maryland corporation ("AXM"), The TCW Group, Inc., a Nevada corporation ("TCWG"), and Robert A. Day, an individual (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value per share ("Common Stock"), of Impac Commercial Holdings, Inc. (the "Issuer").

ITEM 4.   PURPOSE OF TRANSACTIONS

On August 5, 1999, the Issuer announced an agreement to merge with and into AMRESCO Capital Trust ("AMCT"), an externally managed Texas real estate investment trust. In such merger, shareholders of the Issuer would receive 0.661 of a share of AMCT for each share of Common Stock (the "Merger Consideration").

AXM continues to believe that the Merger Consideration considerably undervalues the Common Stock to the disadvantage of the Issuer's shareholders. On September 7, 1999, by letter to the Board of Directors of the Issuer, AXM made a non-binding proposal for a tax-free merger of AXM and the Issuer in which
0.60328 shares of AXM's common stock would be exchanged for each share of Common Stock. On September 8, 1999, by Amendment No. 1 to the Schedule 13D originally filed on September 7, 1999, a copy of such letter was filed as Exhibit 2 to the Schedule 13D originally filed on September 7, 1999, and a copy of a press release disclosing the merger proposal and the letter was filed as Exhibit 3 to the Schedule 13D originally filed on September 7, 1999. AXM believes that the terms of its proposal are financially superior to those reflected in the proposed transaction with AMCT.

Item 4 is amended to add the following:

The Issuer and AXM have exchanged correspondence since the making of AXM's non-binding proposal. In such correspondence, the Issuer has requested certain additional information regarding AXM and its proposal, and AXM has supplied such additional information to the Issuer. Copies of such correspondence, consisting of a letter dated September 10, 1999 from the Issuer to AXM, a letter dated September 17, 1999 from AXM to the Issuer and a letter dated September 20, 1999 from AXM to the Issuer are filed herewith as Exhibits 4, 5 and 6, respectively.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to add the following additional Exhibits:

Exhibit 4 Letter dated September 10, 1999 from the Issuer to AXM

Exhibit 5 Letter dated September 17, 1999 from AXM to the Issuer

Exhibit 6 Letter dated September 20, 1999 from AXM to the Issuer

                         SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                         September 23, 1999


                         APEX MORTGAGE CAPITAL, INC.


                         By: /s/ Daniel K. Osborne
                            ---------------------------------
                         Name:  Daniel K. Osborne
                         Title:   Executive Vice President,
                                  Chief Operating Officer
                                  and Chief Financial Officer

                         THE TCW GROUP, INC.


                         By: /s/ Michael E. Cahill
                            ---------------------------------
                         Name:  Michael E. Cahill
                         Title:   Managing Director, General
                                  Counsel & Secretary

                         ROBERT A. DAY


                         By: /s/ Michael E. Cahill
                            ---------------------------------
                         Name:  Michael E. Cahill
                         Title:   Authorized Signatory

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